[PREMIERWEST BANCORP LETTERHEAD]

CONFIDENTIAL TREATMENT REQUESTED BY
PREMIERWEST BANCORP

July 8, 2009

VIA EDGAR CORRESPONDENCE AND FACSIMILE

Mr. Christian Windsor, Special Counsel
Mr. Justin Dobbie
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, DC 20549-4561

Re:      PremierWest Bancorp
            Form 10-K/A for the Fiscal Year Ended December 31, 2008
                     (Filed May 5, 2009)
            Form 10-Q for the Quarterly Period Ended March 31, 2009
                     (Filed May 11, 2009)
            File No. 000-50332

           Response to Comment Letter dated June 26, 2009

Dear Mr. Windsor and Mr. Dobbie:

     This letter is in response to your comment letter dated June 26, 2009 regarding the above-referenced filings. PremierWest Bancorp (the “Company”) acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure contained in the filings;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

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The discussion below responds to the comment letter and the paragraphs below are numbered to correspond to the comments.

FORM 10-K/A for the Fiscal Year Ended December 31, 2008
General
Item 1: Please advise the staff regarding any agreements or understandings, written or oral, between PremierWest and its financial regulators. In particular, please advise the staff regarding any requirements that PremierWest raise additional capital, increase its liquidity or change its lending practices in a material way. If any agreement does exist, please revise your disclosure to identify any material actions taken by PremierWest to meet the terms of any agreement with your regulators.

RESPONSE: The Company is not party to any agreement or understanding, either written or oral, with its financial regulators. Neither the FDIC, Oregon Department of Consumer & Business Services (Division of Finance and Corporate Securities) nor Federal Reserve Board, the Company’s and its subsidiary bank’s financial regulators, have required the Company to raise additional capital, increase its liquidity or change its lending practices in a material way. We have assumed, for the purposes of this response, that regulatory guidance generally applicable to state chartered banks does not fall under the scope of this question.

Item 2: In the past two quarters, PremierWest has experienced losses directly tied to increases in loan loss reserves. PremierWest has also seen its non-performing assets increase year over year and your fiscal year end to the end of the first quarter. In future filings, please expand your management’s discussion to discuss particular portions of your loan portfolio that are particularly affected, over and above your discussion of the concentrated relationships that developed three quarters of the non-performing loans. Also, please expand your discussion of actions that management has taken to address asset quality and to mitigate losses.

RESPONSE: The Company will expand its discussion of nonperforming loans by loan category that have been most adversely affected by the economic downturn or other factors and will summarize the specific factors most significantly impacting the nonperforming loans within those categories. Additionally, the Company will provide discussion of specific actions taken or planned to be taken to improve credit quality and reduce the level of nonperforming assets.

ITEM 11. EXECUTIVE COMPENSATION, page 45
Bonus Compensation, page 13 of Definitive Proxy Statement on Schedule14A
Items 3: Please tell us why you have not disclosed the performance target utilized in determining cash bonuses under the 2008 Bonus Plan for your named executive officer for the 2008 fiscal year. For example, you have not disclosed the budgeted net profit goals used as bases for awarding annual cash bonuses to your named executive officers. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance

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objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

RESPONSE: The Company did not disclose the 2008 fiscal year performance targets because the Company’s plan was effectively non-operative and because our performance targets are tied to anticipated profitability for the performance period being evaluated. As a consequence, disclosure of the performance targets would provide forward-looking earnings projections and would likely result in competitive harm.

As the Company failed to achieve performance thresholds, the Company ceased accruing for the 2008 Bonus Plan and reversed prior accruals in June 2008. In future filings the Company will disclose historical performance targets utilized during the previous year in the determination of annual cash bonuses under any Board-approved bonus plan, whether or not such targets are met

Item 4: Please tell us how you concluded that the 2008 Bonus Plan was not required to be filed as an exhibit to the Form 10-K/A. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

RESPONSE: The Company described its annual bonus plan under Item 1.01 of Form 8-K filed January 3, 2006 and incorporated such description by reference to Form 10-K for the year ending December 31, 2006. The bonus plan as originally disclosed has not been changed, much less materially amended, since that time. Performance targets have been increased each year since the original filing, but threshold percentages have remained unchanged as has the formula for determining the amount of bonus. The omission from Form 10-K/A of the exhibit referencing the plan as originally filed was an inadvertent oversight and will be corrected in future filings.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR
INDEPENDENCE, page 45
Transactions with Directors and Officers, page 32
Item 5: We note the disclosure that loans were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons. Please confirm, and revise future filings to disclose, if true, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender (emphasis added). Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

RESPONSE: The Company confirms that extensions of credit to Directors and Officers have terms substantially the same, including interest rates and collateral requirements, as those provided to other persons not related to the Company at the time such loans were approved. The Company will provide confirmation in future filings as to the status of compliance with this requirement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1—Organization and Summary of Significant Accounting Policies
Restricted Equity Securities, F-9

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Item 6: Please revise your future filings to more clearly discuss your accounting for these securities, including your impairment policies. Refer to the guidance of paragraphs 12.21 to 12.25 of the AICPA Audit Guide for Depository and Lending Institutions and paragraph 8(i) of SOP 01-06.

RESPONSE: In future filings, the Company will expand its discussion of the accounting for its restricted equity securities, including a discussion of evaluation for impairment. The disclosure will include how the value of a restricted equity security is determined based on the ultimate recoverability of the par value rather than by recognizing temporary declines in value. In addition, the disclosure will also include discussion of whether an other than temporary impairment exists.

Goodwill, F-11
Item 7: It appears that your market capitalization is significantly below the book value of your equity and has been for consecutive quarters. In an effort to help us better understand your annual goodwill impairment testing, please provide us the additional details regarding your annual impairment testing for 2008 and include in future filings:

  Provide us with a list (in tabular format) of each reporting unit and identify the respective unit fair value, carrying amounts, and reporting unit goodwill;

  Identify specifically which reporting units, if any required the second step of impairment testing and the results of such testing;

  Describe each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assume benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;

  Clarify how you weight each of the methods used including the basis for that weighting (if multiple approaches are used);

  Provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and

  Explain how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Please also tell us if you performed interim goodwill impairment testing for reporting periods subsequent to December 31, 2008, the results of such testing, and if not, your consideration of paragraph 28 of SFAS 142.

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RESPONSE: For the fourth quarter of 2008 and first quarter of 2009, the Company engaged a third party valuation consultant to conduct an independent impairment analysis to determine the existence of any goodwill impairment. Additionally a third party impairment analysis for the quarter ended June 30, 2009 is in process. For the valuation dates December 31, 2008 and March 31, 2009, no impairment in the goodwill of the Company has been evident as summarized in Attachment A. A summary of the impairment analyses is described below.

Since all operations are consolidated under the Company’s wholly-owned subsidiary, PremierWest Bank, the goodwill impairment analysis has been performed on a consolidated or single unit basis so that the inherent operating profitability of PremierWest Bank and the offsetting expense generation from the holding company are jointly evaluated.

STEP ONE Valuation. The step one valuation included three different methodologies as described below:

  Income—Assessment of the present value of free cash flow likely to be generated by the Company—considered to be a Level 3 valuation method under SFAS 157. This methodology was assigned a weighting of 70 percent.

  Market Approach—Ongoing Comps—Considers the value of the Company based on observed, traded values of similar companies. An adjustment is made for a control premium, or the price at which a willing buyer and seller would complete a transaction—considered to be a Level 2 or Level 3 valuation method under SFAS 157. This methodology was assigned a weighting of 20 percent.

  Market Approach—Transactions—Considers key pricing multiples arising from similar control transactions using recent transactions—considered to be a Level 2 or Level 3 technique as defined by SFAS 157. This methodology was assigned a weighting of 10 percent.

  Market Price Analysis—Considers the trading price of the Company as of the valuation date and adjusts for a control premium. This method was used as a benchmark to the valuation performed in the Income methodology above and is not a direct component of the valuation.

In considering the various valuation methods, management and its valuation consultant placed the greatest emphasis on the discounted cash flow method. This measure encompasses management’s estimates for net income, cash flow and financial strength based on financial conditions that prevailed as of the Valuation Date. The discounted cash flow analysis included a market participant’s discount rate, reflecting an investor’s expected rate of return.

The ongoing comps methodology reflected the market’s overall pricing for generally similar companies to PremierWest, though no exact comparative exists. The 20% weighting factor in this instance was selected by our valuation consultant to provide an indication of market values for similar companies, but also reflects the fundamental differences between PremierWest’s specific strategy and that of a comparative group of companies. Little weight; i.e. 10%, was placed on the transaction comparatives due to the limited number of private transactions involving entities bearing similarity to PremierWest as of the Valuation Date.

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The relative weightings reconcile the estimated fair value under the three methods to within 8% of the actual market capitalization of the Company as of the Valuation Date.

At both December 31, 2008 and March 31, 2009, the second step of impairment testing was necessary based on the results of the STEP ONE valuation that concluded that potential impairment existed.

Attachment A details the results of the “STEP TWO valuation” and, in each instance, indicates the implied fair value of goodwill exceeded the carrying value of goodwill as of the respective dates.

STEP TWO Valuation. The methodology employed in valuing goodwill was determined in the same manner as used in determining goodwill in a business combination. That is, the fair value of the reporting unit, in this case the consolidated holding company and its sole operating subsidiary, was allocated to the fair value of its assets and liabilities as if the consolidated entity was acquired in a business combination and the fair value of the reporting unit was the purchase price. The remainder of the excess of the fair value of the reporting unit over the fair value of its tangible and intangible assets and liabilities is the implied fair value of goodwill as of the measurement date. Intangible assets were identified and qualified and valued with no write-up or write-down as required by SFAS 142.

As to the other balance sheet components, the following provides an item by item summary of the valuation methodology used in determining the fair value of each, of which management considers to be consistent with industry practices and providing the most meaningful information:

  Investment securities were valued using the market value as of the measurement date using Level 1 and 2 techniques.

  Real estate owned by and used in the Company’s operating activities was estimated using a nominal discount from the current carrying cost of the land and structures based on location, prevailing market conditions, and age.

  Core deposit intangible was valued using the discounted cash flow approach. Market and cost methodologies were not considered because reliable public market data was not available and the cost to recreate the core deposits could not be determined. The value ascribed to the core deposit base is equal to the present value of the difference in cash flows between maintaining the existing core deposit base and obtaining alternative funds over the life of the deposit base. The cost of maintaining the existing core deposit base includes both the interest cost associated with the deposit and net maintenance costs (i.e. FDIC insurance, opportunity cost of reserve requirements, less service charge income and other deposit related revenue). The cost of alternative funding was assumed to be equivalent to brokered CD rates for deposit equivalent durations as of the valuation date. The discount rate used was 15 percent and was determined using the capital asset pricing model.

  Time deposits were valued by separating them into pools as follows: (1) retail CD’s under $100,000, (2) long term deposits, and (3) jumbo CD’s. Retail CD’s with maturities over 48 months were placed in the long term deposit pool. Average interest rates for each period the time deposits were outstanding were calculated and applied to balances outstanding by applicable period to establish the interest and principal cash flow from each of the time deposit pools. The

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  cash flows were then discounted using current retail CD market rates and current brokered CD rates as of the valuation date from Bloomberg LP to establish the fair value.

  Loans and leases were valued in accordance with SFAS 157 reflecting a priority of valuation methods. Accordingly Level 1 and Level 2 inputs were unavailable due to (1) the absence of conformity of loans (with the exception of mortgage loans) and related absence of trading activity, and (2) the significant liquidity discount inherent in bank credits due to general economic conditions. Loans were aggregated into pools with similar key characteristics for purposes of using the discounted cash flow methodology for determining the fair value for each pool. The loan groups included (1) loans that mature or re-price in three months or less, (2) loans that amortized or matured in more than three months, and (3) nonperforming and nonaccrual loans. Data including outstanding principal balances, weighted average maturities, weighted average amortization and weighted average interest rates were derived from the Company’s trial balance and loan information system.

  The monthly principal and interest totals for each pool of loans were projected based on the contractual terms of the loans, including maturity and amortization requirements, with adjustments for prepayments where appropriate. Constant prepayment rates for residential mortgages were obtained from Bloomberg LP as of the valuation date, while a 5 percent prepayment speed was applied to commercial real estate and commercial loans absent specific data.

  Discount rates applied to cash flows from each loan pool were developed using the “build–up”   method that takes into account factors including funding costs, required rate of return on equity capital, adjustments for servicing costs, and an illiquidity premium that was developed using data collected during prior economic downturns and analyzed by our independent consultant.

  Trust preferred securities were also valued based on current cash flows to maturity in accordance with the contractual terms of each security using a discount rate derived from market data on 105 trust preferred securities.

  Trade names/trade marks were valued using the “relief from royalty” method using royalty rates for licensing transactions among third parties with a detailed quantitative analysis pointing to a royalty rate on the lower end of the range of rates. The after-tax royalty cash flow was discounted at a 15 percent discount rate.

  Deferred tax assets were valued under the premise that an acquirer of the Company may take advantage of the Company’s position using a market participant composite tax rate of 38.25 percent and reflecting all net asset and liability fair value adjustments.

No STEP TWO valuation was required in the prior year and no substantive changes in assumptions and methodologies used in the STEP ONE valuation occurred between the current year and prior year.

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Note 7—Allowance for Loan Losses, F-29
Item 8: We note your disclosure throughout the filing concerning the increased trending in the level and magnitude of impaired loans. Please tell us, and address the following in future filings concerning impaired loans:

  In those instances where you determined that a loan was impaired, explain in detail how you determined the fair value of the underlying collateral. Your response should discuss, but not be limited to, valuation models and techniques used, significant assumptions used, appraisals obtained (timing, third-party or in-house appraisals, etc.), etc.;

  In regards to the preceding point, tell us how frequently you update your valuations on you impaired loans and the dates of your last appraisals and/or internal valuation estimates for material impaired loans recorded;

  In those instances where you determined there was an impairment and that you recorded a provision as a result of a deficiency in the fair value of the underlying collateral, justify why no charge-off was required (emphasis added to those instances where bankruptcy is involved); and

  Tell us if you have modified any loan agreements (e.g. extended any maturity dates, etc.) and provide your assessment of whether or not the loan was restructured or troubled (refer to SFAS 15 and EITF 02-4).

Please also provide an analysis for interim reporting periods subsequent to December 31, 2008.

RESPONSE: The majority of impaired loans at December 31, 2008 and March 31,2009 were collateralized by real estate. The fair value of real estate collateral supporting impaired loans is determined primarily through third-party appraisals in accordance with regulatory guidance. Appraisers are chosen based on knowledge of the market in which the property is located, experience including professional credentials, and availability.

In those instances where a current appraisal (i.e. according to current regulatory guidance, an appraisal dated within the preceding six months) is not available in a timely manner in relation to a financial reporting cut-off date, the Company’s Special Assets Department discounts the most recent third-party appraisal depending on a number of factors including, but not limited to, property location, local price volatility, local economic conditions, recent comparable sales, etc. In an instance where no earlier third-party appraisal is available (perhaps as a result of the loan becoming impaired at the end of a reporting period), the Company develops an interim internal valuation based on comparable property sales data or uses a recent tax assessor valuation pending receipt of a current third-party appraisal. In all cases, the costs to market the subject property, estimated at approximately ten percent of the appraised value of commercial properties and approximately six percent of appraised value of residential properties, are deducted in arriving at the fair value of the collateral. Any unpaid property taxes or similar expenses also reduce the fair value of collateral.

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Impaired loans are reviewed no less frequently than quarterly. If a loan is (1) impaired (doubt exists as to timely payment of contractual principal and interest), (2) collateral dependent and (3) collateral deficient in relation to the loan balance and as substantiated by a valid appraisal, the deficiency is charged-off at that time without exception. In the event that a current appraisal has not yet been received but the Company believes that the collateral value is insufficient to support the loan amount, an impairment reserve is recorded. In these instances, receipt of the appraisal triggers an updated review of collateral support for the loan and any deficiency is charged-off at that time.

In response to your question regarding specific appraisal dates for material impaired loans as of December 31, 2008 and March 31, 2009, please refer to Attachment B, which shows this information for impaired loans with a contractual balance outstanding of $1 million and greater.

In some instances the Company has modified or restructured loans to amend the interest rate and/or to extend the maturity. Through March 31, 2009, any such amendments have been consistent with the terms of newly booked loans reflecting current standards for amortization and interest rate. Through the same period, the Company had recorded no troubled debt restructurings.

Disclosure of the current status of the matters discussed in the paragraphs above relating to impaired loans will be updated on a regular basis in future filings.

Note 16—Federal Income Taxes, F-35
Item 9: Please tell us how you determined that a valuation allowance was not necessary for deferred tax assets. Specifically detail the positive and negative evidence used to support your decision under paragraphs 23-24 of SFAS 109 (refer also to paragraph 103). Please also provide an analysis for interim reporting periods subsequent to December 31, 2008.

RESPONSE: As of December 31, 2008 and March 31, 2009, the Company concluded that the Bank was not required to book a valuation allowance for its deferred tax asset after evaluating both the positive and negative evidence. Pursuant to SFAS 109, Accounting for Income Taxes (as amended), a valuation allowance is not required if “positive evidence of sufficient quality and quantity counteract(s) negative evidence in order to support a conclusion that, based on the weight of all available evidence, a valuation allowance is not needed.”

December 31, 2008
 As of December 31, 2008, the restated consolidated balance sheet included a net deferred tax asset of $5.6 million.

Of the gross deferred tax asset total of $11.7 million, approximately $6.9 million related to loan loss reserves, which constitute future deductible temporary differences. Due to the nature of the Bank's operations, this deferred tax asset will exist indefinitely, in proportion to the Bank's loan balances.

Pursuant to SFAS 109, the Company concluded that a valuation allowance was not required as it was likely that net deferred tax assets would be realized in the future via future taxable income.

Examples of positive evidence that supported a conclusion that the Bank’s deferred tax assets would likely be realized in the future included the following:

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1)

Future reversals of existing taxable temporary differences - Approximately $6.9 million of the deferred tax asset is related to loan loss provisions taken for book purposes that were not tax deductible at the time the provisions were taken. This amount was not anticipated to result in future tax deductions (from charge-offs associated with the underlying loans) in the near future.

Management did not, and does not anticipate that future reversals of current deferred tax assets would have a significant impact on this analysis, with the exception of the tax planning strategy outlined below.

2)	Future taxable income exclusive of reversing temporary differences and carryforwards –

Following the restatement of December 31, 2008 results, Management projected pre-tax income for 2009. This was predicated on the belief that the Bank had downgraded and reclassified all its problem loans with appropriate charge-offs that would result in increasingly profitable results during the latter half of 2009.

3)

Taxable income in prior carryback year(s) if carryback is permitted under the tax law – As of March 31, 2009 the Bank has 2009 net operating loss carryback potential to recover $8.4 million of federal taxes paid with the 2007 tax return based on 2007 taxable income of $24 million (i.e., a net operating loss carryback is available if a taxable loss is generated in 2009 and is carried back against 2007 taxable income for federal tax purposes). Thus, if a taxable loss is generated in 2009, it is not projected to create a net operating loss carryforward for federal tax purposes.

Furthermore, the Bank does not have a history of expiring NOLs or tax credit carryforwards.

It should also be noted that the projected 2008 taxable loss of $18.4 million will be carried back to offset the Bank's 2006 taxable income of $24.9 million.

4)	Tax-planning strategies - Only if necessary, the Bank has the ability to implement tax planning strategies, such as the sale-leaseback of its many owned properties to produce taxable income.

These properties include various buildings and branch fixed assets. Assuming a recovery of real estate values to historical levels previously experienced in the markets in which these properties are located, a sale-leaseback transaction could ultimately generate taxable income. In addition, such a sale-leaseback would trigger the reversal of deferred tax liabilities related to depreciation that would also generate taxable income.

Negative evidence was also considered in the evaluation of the potential applicability of a deferred tax asset valuation allowance. This included:

1)

Losses expected in early future years – The Bank had a pre-tax book loss of $13.0 million for the year ended December 31, 2008 (restated). However, the Company also anticipated a declining trend in the number and dollar volume of loan downgrades, charge-offs, delinquencies and past dues during the second half of 2009 with economic stabilization and nominal growth during 2010. The absence of continued economic deterioration was anticipated to result in a return to more normal loan loss experience, significant reductions to required loan loss provision and heightened profitability.

Based upon the positive and negative evidence noted above, the Company took the position that a deferred tax asset valuation allowance was unnecessary at December 31, 2008. In weighing both the positive and negative evidence, it was determined the following positive considerations would provide for full utilization of the Bank's $11.7 million gross deferred tax assets at December 31, 2008 (exclusive of the deferred tax liabilities):

1)	the $8.4 million federal net operating loss carryback potential of 2007 federal taxes paid; and

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2)	the identified tax planning strategies that could generate future federal and state tax.

These considerations outweighed the negative evidence. Thus, a valuation allowance was determined to be unnecessary.

March 31, 2009

The Bank’s position as of March 31, 2009 was similar to that taken at December 31, 2008 with the following changes:

As of March 31, 2009, the consolidated balance sheet included a net deferred tax asset of $9.1 million, with gross deferred tax assets of $15.4 million. Included in the gross total were deferred tax assets of approximately $10.3 million related to loan loss reserves, which are future deductible temporary differences. In addition, in May of 2009, the Company updated its 2009 pre-tax book income projection to a loss position. This would produce a federal tax refund from the 2009 net operating loss carryback to 2007. The $15.4 million gross deferred tax asset can be utilized by the following:

1)	the identified tax planning strategies that could generate future federal and state tax;
2)	the carryback potential of a projected pre-tax loss in 2009; and
3)	projected taxable income in future years.

Exhibits 31.1 and 31.2
Item 10: We note that Exhibits 31.1 and 31.2 to the Form 10-K/A contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. In particular you have added the word “annual” in a number of places in the certifications. We note that you have made similar modifications in Exhibits 31.1 and 31.2 to the Form 10-Q for the quarterly period ended March 31, 2009. In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

RESPONSE: Any modification of the prescribed forms of certification was unintentional. Future filings will contain the precise verbiage specified in Item 601(b)(31) of Regulation S-K.

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2009
Exhibit 10.3
Item 11: We note that you filed the Purchase and Assumption Agreement as Exhibit 10.3 to the Form 10-Q. We also note that you did not file the schedules to the agreement. Please tell us how you concluded that the schedules are not required to be included as part of the exhibit to the Form 10-Q.

The Company considered the agreement to fall into the category of a material definitive agreement that is a plan of acquisition and looked to description #2 under “Description of exhibits” in Item 601 of Regulation S-K, which indicates that “schedules (or similar attachments)” shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the disclosure document. We concluded that the schedules did not contain information material to an investment decision or such information was disclosed. The Company numbered the exhibit as 10.3 and probably should have numbered the exhibit as 2.1 in the exhibit index to Form 10-Q.

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Please do not hesitate to contact me (541-282-5291) or our counsel, Andrew Ognall of Roberts Kaplan LLP (503-221-2207), with additional questions.

                                                                                                    Sincerely,

                                                                                                    /s/Michael D. Fowler

                                                                                                   Michael D. Fowler
                                                                                                   Executive Vice President
                                                                                                   Chief Financial Officer

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ATTACHMENT A

     [TABLE OF GOODWILL IMPAIRMENT STUDY SUMMARIES—ALL INFORMATION
REDACTED--CONFIDENTIAL TREATMENT REQUESTED BY PREMIERWEST BANCORP]

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ATTACHMENT B

[TABLE OF IMPAIRED LOANS WITH A CONTRACTUAL BALANCE OF $1 MILLION
OR MORE AND SUPPORTED BY REAL ESTATE COLLATERAL

ALL INFORMATION REDACTED

CONFIDENTIAL TREATMENT REQUESTED BY PREMIERWEST BANCORP]

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ATTACHMENT B

[TABLE OF IMPAIRED LOANS WITH A CONTRACTUAL BALANCE OF $1 MILLION OR
MORE AND SUPPORTED BY REAL ESTATE COLLATERAL

ALL INFORMATION REDACTED

CONFIDENTIAL TREATMENT REQUESTED BY PREMIERWEST BANCORP]

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